SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMKOR TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

031652100
(CUSIP Number of Class of Securities of Underlying Common Stock)

James Kim
Chief Executive Officer
Amkor Technology, Inc.
1345 Enterprise Drive
West Chester, Pennsylvania 19380
(610) 431-9600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Larry W. Sonsini, Esq.
Bruce M. McNamara, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$18,978,924	$1,746.06

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 14,807,226 shares of common stock of Amkor Technology, Inc. having an aggregate value of $18,978,924 as of November 5, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

         The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange, dated November 8, 2002 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

         The name of the issuer is Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Company”). The address of Amkor’s principal executive office is 1345 Enterprise Drive, West Chester, Pennsylvania 19380 and the telephone number at that address is (610) 431-9600.

(b)	Securities.

         This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company’s 1998 Stock Plan (the “1998 Plan”), 1998 Director Option Plan (the “Director Plan”) and 1998 Stock Plan for French Employees (the “French Plan”) to purchase shares of the Company’s Common Stock, par value $0.001 per share (“Option Shares”), held by eligible employees for new options that will be granted under either the 1998 Plan or the French Plan (the “New Options”), upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. As of October 31, 2002, options to purchase 14,807,226 of our shares of Common Stock were issued and outstanding, all of which were held by eligible employees. All options held by eligible employees, are eligible for the offer to exchange.

         An “eligible employee” refers to all employees of Amkor and its subsidiaries who are employees of Amkor or one of our subsidiaries or members of the Board of Directors of Amkor at the time this offer commences and at the time the tendered options are cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Introduction,” and the sections under the caption “the Offer” entitled “Number of Options; Expiration Date,” “Acceptance of Options for Exchange and Issuance of New Options,” “Source and Amount of Consideration,” and “Terms of New Options” is incorporated herein by reference.

(c)	Trading Market and Price.

         The information set forth in the Offer to Exchange under the caption “The Offer – Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

         The filing person is the issuer. We refer you to the information set forth under Item 2(a) above. The list of the issuer’s executive officers and directors set forth on Schedule C of the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms.

         The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Introduction,” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of Options; Expiration Date,” “Procedures for Tendering Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange and Issuance of New Options,” “Conditions of the Offer,” “Source and Amount of Consideration,” “Effect of Change of Control Prior to the Granting of New Options,” “Terms of New Options,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material U.S. Federal Income Tax Consequences,” “Material Non-US Tax Consequences” and “Extension of Offer; Termination; Amendment” are incorporated herein by reference.

(b)	Purchases.

         The information set forth in the Offer to Exchange under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

         The information set forth in the Offer to Exchange under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The eligible option plan and form of option agreements thereunder incorporated herein by reference as Exhibit (d)(1) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

         The information set forth in the Offer to Exchange under the caption “The Offer – Purpose of the Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

         The information set forth in the Offer to Exchange under the captions “The Offer – Acceptance of Options for Exchange and Issuance of New Options” and “The Offer – Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c)	Plans.

         The information set forth in the Offer to Exchange under the caption “The Offer – Purpose of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

         The information set forth in the Offer to Exchange under the caption “The Offer – Source and Amount of Consideration,” and “Terms of New Options” is incorporated herein by reference.

(b)	Conditions.

         Not applicable.

(d)	Borrowed Funds.

         Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

         The information set forth in the Offer to Exchange under the caption “The Offer-Interests of Directors and Officers; Transactions and Arrangements Concerning the Option” is incorporated herein by reference.

(b)	Securities Transactions.

         The information set forth in the Offer to Exchange under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

         Not applicable.

Item 10. Financial Statements.

(a)	Financial Information.

         The information set forth in the Offer to Exchange under the captions “The Offer – Financial Information” and “The Offer – Additional Information” and on pages 44 through 69 of Amkor’s Annual Report on Form 10-K, as amended, for its fiscal year ended December 31, 2001; pages 2 through 14 and 37 of Amkor’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002; and pages 4 through 6 of Amkor’s Current Report on Form 8-K filed with the SEC on October 30, 2002, which contains Amkor’s financial statements for the fiscal quarter ended September 30, 2002, are incorporated herein by reference. A copy of the financial statements contained on pages 44 through 69 of the Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2001; pages 2 through 14 and 37 of the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002; and pages 4 through 6 of the Current Report on Form 8-K filed with the SEC on October 30, 2002 will be distributed with the material required under Rule 13c-4(d)(1) to all potential participants of this Offer. The full texts of the Annual Report on Form 10-K, as amended, the Quarterly Report on Form 10-Q and the Current Report on Form 8-K, as well as the other documents Amkor has filed with the Commission prior to or will file with the Commission subsequent to the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on either the Commission’s website at http://www.sec.gov or Amkor’s website at http://www.amkor.com.

(b)	Pro Forma Information.

         Not applicable.

(c)	Summary Information.

         Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Offer to Exchange under the caption “The Offer – Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

         Not applicable.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange Certain Outstanding Options for New Options dated November 8, 2002.

(2)	Cover letter from Cathy Loucks to Amkor’s employees dated November 8, 2002.

(3)	Memorandum from Cathy Loucks to Amkor’s employees dated November 8, 2002.

(4)	Election Form.

(5)	Notice to Change Election from Accept to Reject.

(6)	Form of Promise to Grant New Stock Option.

(7)	Amkor Technology, Inc.’s Annual Report on Form 10-K, as amended for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and as amended as of April 25, 2002 and incorporated herein by reference.

(8)	Amkor Technology, Inc.’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

(9)	Amkor Technology, Inc.’s Current Report on Form 8-K, which contains its financial statements for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on October 30, 2002 and incorporated herein by reference.

(10)	Form of Option Grant Detail Report.

(b)	Not applicable.

(d)	(1)	Amkor Technology, Inc. 1998 Stock Plan and form of agreement thereunder incorporated herein by reference to the Company’s Registration Statement on Form S-8 filed on October 29, 2002 (File No. 333-100814).

(2)	Amkor Technology, Inc. 1998 Director Option Plan and form of agreement thereunder incorporated herein by reference to the Company’s Registration Statement on Form S-1, as amended filed on March 31, 1998 (File No. 333-37235).

(3)	Amkor Technology, Inc. 1998 Stock Option Plan for French Employees and form of agreement thereunder incorporated herein by reference to the Company’s Registration Statement on Form S-1, as amended filed on April 29, 1998 (File No. 333-37235).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMKOR TECHNOLOGY, INC.

/s/ James Kim James Kim Chief Executive Officer

Date: November 8, 2002

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange Certain Outstanding Options for New Options dated November 8, 2002.

(a)(2)	Cover letter from Cathy Loucks to Amkor’s employees dated November 8, 2002. Memorandum from Cathy Loucks to Amkor’s employees dated

(a)(3)	November 8, 2002.

(a)(4)	Election Form.

(a)(5)	Notice to Change Election from Accept to Reject.

(a)(6)	Form of Promise to Grant New Stock Option.

(a)(7)	Amkor Technology, Inc. Annual Report on Form 10-K, as amended, for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and as amended as of May 24, 2002 and incorporated herein by reference.

(a)(8)	Amkor Technology, Inc.’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

(a)(9)	Amkor Technology, Inc.’s Current Report on Form 8-K, which contains its financial statements for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on October 30, 2002 and incorporated herein by reference.

(a)(10)	Form of Option Grant Detail Report.

(d)(1)	Amkor Technology, Inc. 1998 Stock Plan and form of agreement thereunder incorporated herein by reference to the Company’s Registration Statement on Form S-8 filed on October 29, 2002 (File No. 333-100814)

(d)(2)	Amkor Technology, Inc. 1998 Director Option Plan and form of agreement thereunder incorporated herein by reference to the Company’s Registration Statement on Form S-1 as amended filed on March 31, 1998 (File No. 333-37235)

(d)(3)	Amkor Technology, Inc. 1998 Stock Option Plan for French Employees and form of agreement thereunder incorporated herein by reference to the Company’s Registration Statement on Form S-1 as amended filed on April 29, 1998 (File No. 333-37235)